AURORA MOBILE LIMITED

14/F, China Certification and Inspection Building

No. 6, Keji South 12th Road, Nanshan District

Shenzhen, Guangdong 518057

People’s Republic of China

October 25, 2023

VIA EDGAR

Ms. Becky Chow

Mr. Stephen Krikorian

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Aurora Mobile Limited (the “Company”)

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022

Filed on April 18, 2023

Response Letter Dated July 21, 2023

File No. 001-38587

Dear Ms. Chow and Mr. Krikorian:

This letter sets forth the Company’s response to the comments contained in the letter dated October 12, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s response letter dated July 21, 2023 (the “July Response Letter”) and September 20, 2023 (the “September Response Letter”). The Staff’s comments are repeated below in bold and followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Response Letter Dated September 20, 2023

Item 3. Key Information, page 3

1.

In response to prior comment 2, you stated “As of June 30, 2023, the Company and its subsidiaries and VIE had 429 employees, none of whom are actively engaged in managing the Company’s and its subsidiaries’ and VIE’s investments on a full-time basis.” Please clarify whether the Company, its subsidiaries or the VIE have any employees, and the number of employees, who manage the Company’s and its subsidiaries’ and VIE’s investments on a part-time basis.

The Company respectfully submits to the Staff that three employees from the Company’s finance department are asked, from time to time, to assist with various tasks as needed on an ad-hoc basis, including cash management, and that this activity accounts for less than 15% of such employees’ time.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

October 25, 2023

2.

In response to prior comment 3, we note that you provided a table for the Company, listing “Value of subsidiary” at 127, 422, 195 USD. We also note that the organization chart you provided in the response letter from July 21, 2023 listed two subsidiaries: 1) Meta Reality Limited and 2) UA Mobile Limited. Please clarify whether the “value of subsidiary” notation includes both such entities. If not, please update the table to reflect the value of both of the Company’s subsidiaries.

The Company respectfully submits to the Staff that the “value of subsidiary” notation includes only UA Mobile Limited. Meta Reality Limited is carried at $0 value.

3.	In response to prior comment 3, pertaining to the table you provide for JPush Information Consultation (Shenzhen) Co., Ltd. (“JPush”) we have the following comments:

•	Please explain how the VIE is reflected on the JPush table.

The Company respectfully submits to the Staff that JPush does not own equity in the VIE, and the VIE and JPush have only the VIE Contractual Arrangements (as defined in the July Response Letter) described in response to Comment #2 in the July Response Letter. Therefore, JPush does not account for any equity value attributable to the VIE on its balance sheet.

However, the inter-Company group loan reflected on the JPush balance sheet in the amount of RMB267,889,420 (see the September Response Letter) is a loan JPush has made to the VIE. The stated value includes the principal amount of the loan and interest receivable. Although JPush has been treating this loan as an investment security for purposes of its responses to the Staff’s comments, this loan is not an investment security. As reflected in the Company’s analysis in response to Comment #2 in the July Response Letter, the VIE Contractual Arrangements are the functional equivalent of voting securities of the VIE and the VIE is the functional equivalent of a wholly-owned subsidiary of JPush for purposes of the Investment Company Act (as defined in the July Response Letter). Therefore, the loan JPush made to the VIE is not an investment security under Section 3(a)(2) of the Investment Company Act because it is a security issued by a majority-owned subsidiary of the owner that is not itself an investment company, as reflected in the September Response Letter. The Company has only reflected this asset as an investment security in its responses to the Staff’s comments in an effort to demonstrate that JPush does not fail the 40% Test (as defined in the July Response Letter) under even the most ultraconservative assumptions.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

October 25, 2023

•

The table refers to “trade receivables,” “prepayments,” “other receivables,” and a “right-of-use asset.” As requested previously, please provide a detailed factual description of each of these items and the legal basis for your apparent position that such items are not investment securities.

Trade receivables represent the amounts that JPush has invoiced to the VIE for technical services and backend support services that it has delivered but for which it has not yet received payment. The VIE is engaged in selling activities in mainland China on behalf of the Company, while the Company’s research and development activities are jointly performed by JPush and the VIE. The trade receivables are current balances due for delivered services arising from ordinary course business operating activities, are not represented by any note or other evidence of indebtedness, and are therefore not “securities” as defined in Section 2(a)(36) of the Investment Company Act, and therefore cannot be “investment securities” as defined in Section 3(a)(2) of the Investment Company Act.1

Prepayments represent primarily prepaid audit fees, prepaid service fees and other prepayments. These prepayments are ordinary course payments made to ensure the availability of essential resources or services required for the Company’s ongoing operations, are not represented by any note or other evidence of indebtedness, and are therefore not “securities” as defined in Section 2(a)(36) of the Investment Company Act, and therefore cannot be “investment securities” as defined in Section 3(a)(2) of the Investment Company Act.2

[1]

See, e.g., Merrill, Lynch, Pierce, Fenner & Smith Inc., SEC Staff No-Action Letter (Oct. 28, 1982) (characterizing notes and evidences of indebtedness generally as transactions in which the use of money is obtained in exchange for a promise to pay interest and to repay a fixed sum at a future date). Cf. Reves v. Ernst & Young, 494 U.S. 56, 66 (1990) (stating that, even with respect to a note, if it is exchanged to facilitate a commercial or consumer purpose, it is “less sensibly described” as a “security”); Certain Prima Facie Investment Companies, Investment Company Act Rel. No. 10937 (Nov. 13, 1979) (stating that even certificates of deposit may be treated as cash items – and not as securities – where purchased as an integral part of an operating business).

[2]	See supra, note 1.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

October 25, 2023

The Company respectfully notes that Note 2 to the JPush table in September Response Letter contains a detailed factual description of each material element of the “other receivables” line item in the JPush table. The nature of the VAT (value added tax) and other surcharges, a prepaid joint technology development fee and an office rental deposit are self-evident and these assets plainly are not “securities” as defined in Section 2(a)(36) of the Investment Company Act, and therefore cannot be “investment securities” as defined in Section 3(a)(2) of the Investment Company Act. Additionally, the service charges and other operational receivables that comprise amounts due from inter companies are not represented by any note or other evidence of indebtedness, and are therefore not “securities” because they do not represent the use of money being obtained in exchange for a promise to pay interest and to repay a fixed sum at a future date.3

Right-of-use assets represent a lessee’s right to use a leased asset over a lease term. Here, the leased asset is office space and the right-of-use asset represents use rights through an operating lease. The value of a company’s lease right to use office space in furtherance of its operating business is not a “security” as defined in Section 2(a)(36) of the Investment Company Act, and therefore cannot be an “investment security” as defined in Section 3(a)(2) of the Investment Company Act.4

4.

The staff reserves the right to ask additional questions about the tables provided for various other entities, including, in particular, your proposed treatment of various assets as non-investment securities. In the meantime, the staff notes that, in the response to prior comment 3, you state in note 5 that: “Intangible assets represent computer software, systems and technology, brand and customer relationship acquired in a business combination.” Please provide specific facts and details regarding the nature of the intangible assets and the business combination mentioned.

The computer software, systems and technology is comprised of Office, Adobe, Zoom, Mlink and other software and technology that the Company purchased from third parties and are principally used for daily operation and management.

On March 8, 2022, the VIE completed the acquisition of 52.37% of the equity interests in Wuhan SendCloud Technology Co., Ltd., (“SendCloud”), China’s leading Email API platform for consumer marketing and user-centric transactional email services, for total cash consideration of RMB34,473 thousand.

[3]	See, e.g., Merrill, Lynch, Pierce, Fenner & Smith Inc., SEC Staff No-Action Letter (Oct. 28, 1982).
[4]

See Companies Engaged in the Business of Acquiring Mortgages and Mortgage-Related Instruments, Investment Company Act Rel. No. 29778 (Aug. 31, 2011) (characterizing leasehold interests as actual interests in real estate); Health Facility Credit Corp., SEC Staff No-Action Letter (Feb. 6, 1985) (same).

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

October 25, 2023

The acquisition supports the Company’s strategy of providing a more reliable and effective customer engagement platform for different industry vertical. Both SendCloud and the Company provide developer-centric services and are highly complementary in products and customer base. Leveraging SendCloud’s reliable high-performance system and database services along with real-time email protocols analysis, together the Company and SendCloud will provide customers with industry-leading technology to simplify their omni-channel communications, through an integrated central platform, which will further reduce customers’ management costs, simplify the complexity for customers to integrate different services and maximize user value.

With the assistance of third party valuation specialist firm, the Company used the income approach to value the acquired brand and customer relationships. The income approach calculates fair value by discounting the forecasted after-tax cash flows back to a present value using an appropriate discount rate. The significant assumptions used in the determination of the fair value of acquired brand and customer relationships include revenue growth rates, discount rates, terminal growth rates and economic useful life.

The Company amortizes intangible assets on a straight-line basis over the periods benefited. These intangible assets plainly are not “securities” as defined in Section 2(a)(36) of the Investment Company Act, and therefore cannot be “investment securities” as defined in Section 3(a)(2) of the Investment Company Act.

*  *   *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 755-8388-1462, the Company’s U.S. corporate counsel, Shu Du of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740 4858 or shu.du@skadden.com or the Company’s U.S. Investment Company Act counsel, Kenneth E. Burdon of Skadden, Arps, Slate, Meagher & Flom LLP at +1 617-573-4836 or kenneth.burdon@skadden.com.

Sincerely yours,

Aurora Mobile Limited

By:	/s/ Shan-Nen Bong
Name:	Shan-Nen Bong
Title:	Chief Financial Officer

cc:	Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Kenneth E. Burdon, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Maple Liao, Partner, Ernst & Young Hua Ming LLP